MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") #2500, 605 – 5th Avenue, S.W.,
Calgary, Alberta T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

March 2, 2005

3.	News Release

A press release dated March 2, 2005, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on March 2, 2005 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On March 2, 2005, TransGlobe announced that beginning on Thursday, March 3, 2005 the Chicago Board Options Exchange (CBOE) will list TransGlobe Energy Corporation options (AMEX and CBOE ticker symbol TGA).

TGA options will trade on the March expiration cycle, with introductory expirations in March, April, June and September. Initial strike prices have been set at 5, 7½ and 10, with position limits of 75,000 contracts. Group One Trading, LP has been named the Designated Primary Market Maker (DPM) in the Options.

5.	Full Description of Material Change

See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

March 2, 2005

News From...	Suite 2500, 630 5th Avenue SW Calgary, Alberta, Canada T2P 3H5 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION
ANNOUNCES LISTING OF TRANSGLOBE ENERGY OPTIONS ON
THE CHICAGO BOARD OPTIONS EXCHANGE

Calgary, Alberta, Wednesday, March 2, 2005 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") is pleased to announce that beginning on Thursday, March 3, 2005 the Chicago Board Options Exchange (CBOE) will list TransGlobe Energy Corporation options (AMEX and CBOE ticker symbol TGA).

TGA options will trade on the March expiration cycle, with introductory expirations in March, April, June and September. Initial strike prices have been set at 5, 7 ½ and 10, with position limits of 75,000 contracts. Group One Trading, LP has been named the Designated Primary Market Maker (DPM) in the options.

CBOE, the world’s largest options marketplace and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & CEO	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com